BP

SEC

08029143

103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESTIGE FINANCIAL CENTER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 BROADWAY, SUITE 2004
(No. and Street)

NEW YORK, (City) N.Y. (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE KIRSHBAUM (212) 221-1919
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
103

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LAWRENCE KIRSHBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRESTIGE FINANCIAL CENTER, INC., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ANGELA M. FERNANDEZ
Notary Public, State of New York
Qualified in Bronx County
No. 01FE6161092
My Commission Expires Feb. 20, 2011

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESTIGE FINANCIAL CENTER, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2007

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

PRESTIGE FINANCIAL CENTER, INC.

CONTENTS

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

PRESTIGE FINANCIAL CENTER, INC.

I have audited the accompanying statement of financial condition of Prestige Financial Center, Inc. as of December 31, 2007, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Prestige Financial Center, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2008

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash in bank		$ 25,553
Cash-Money Market account		297,404
Receivables from brokers and dealers:		322,957
Clearance account	$275,485	
Good faith account	105,051	
Other receivables	3,977	384,513
Investments (at market)		100,503
Furniture and equipment (net of depreciation of $468)		4,216
Total assets		**$ 812,189**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses payable		$222,967
Taxes payable		100,000
Total current liabilities		**322,967**
Stockholders' equity:		
Common stock, par value. $.01; authorized 1200 shares; outstanding 1200 shares.	$ 12	
Additional paid-in capital	367,003	
Retained earnings	122,207	
Total stockholders' equity		**489,222**
Total liabilities and stockholders' equity		**$ 812,189**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions		$ 9,218,985
Other income		2,157,688
Trading profit		350,322
Interest		58,028
Total revenue		**11,785,023**
Expenses:		
Salaries of voting stockholders	$ 307,099	
Other employee compensation	8,077	
Commissions paid to other broker-dealers	537,541	
Regulatory fees	84,753	
Commission expense	5,937,875	
Production compensation	4,141,001	
Rent	40,783	
Telephone	15,236	
Quote expense	20,619	
Professional fees	21,849	
Consulting fees	7,250	
Error expense	268,025	
Insurance	16,728	
Other expenses	211,292	
Total expenses		**(11,618,128)**
Income (loss) before federal income taxes		166,895
Less: federal income tax		(60,000)
Net income		**$ 106,895**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions		$ 9,218,985
Other income		2,157,688
Trading profit		350,322
Interest		58,028
Total revenue		**11,785,023**
Expenses:		
Salaries of voting stockholders	$ 307,099	
Other employee compensation	8,077	
Commissions paid to other broker-dealers	537,541	
Regulatory fees	84,753	
Commission expense	5,937,875	
Production compensation	4,141,001	
Rent	40,783	
Telephone	15,236	
Quote expense	20,619	
Professional fees	21,849	
Consulting fees	7,250	
Error expense	268,025	
Insurance	16,728	
Other expenses	211,292	
Total expenses		**(11,618,128)**
Income (loss) before federal income taxes		166,895
Less: federal income tax		(60,000)
Net income		**$ 106,895**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Resources provided:		
Net income		$109,895
Increase in accrued expenses and taxes payable		313,381
Capital contributed		51,015
Depreciation		468
Decrease in receivables from non-customers		171,332
Total resources provided		**643,091**
Resources applied:		
Increase in investment	$100,503	
Increase in receivables from brokers & dealers	218,169	
Increase in fixed assets	4,684	
Total resources applied		**323,356**
Increase in cash		319,735
Cash - January 1, 2007		3,222
Cash - December 31, 2007		**$ 322,957**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

Stockholders Equity, January 1, 2007		$ 331,312
Add:	Capital contributed	51,015
:	Net income	106,895
Stockholders' Equity, December 31, 2007		**$ 489,222**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2007	**$ -0-**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. **Summary of significant accounting policies:**
   Income taxes:

   The corporation has elected to be taxed as a 'C' Corporation. The net income (loss) of the company is taxed to the corporation.

2. **Lease commitment:**

   The company leases office space under a lease expiring 2/10/2010.

   Future minimum lease payments as of December 31, 2007 are:

Year ending December 31;	
2008	$24,460
2009	24,460
	$48,920

3. **The following supplementary information is submitted:**
   Exemption from Rule 15c-3-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through another broker-dealer, Ridge Clearing & Outsourcing on a fully disclosed basis.

4. **Net capital requirements:**
   As a registered broker-dealer, the company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $464,063. In January 2008, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $455,554. The difference of $8,509 is due to accruals and reclassifications made during the audit.

PRESTIGE FINANCIAL CENTER, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

Stockholder equity		$ 489,222
Less: non-allowable assets		(4,216)
Net capital before haircuts		485,006
Less: Haircuts on securities		(20,943)
Net capital		**464,063**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $322,967)	**$ 21,532**	21,532
Excess net capital		**$ 442,531**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 322,967**
Percentage of aggregate indebtedness to net capital	**69%**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2007

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)		$455,554
Add:	Audit adjustments	8,509
Net capital per audited report, December 31, 2007		$464,063

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

PRESTIGE FINANCIAL CENTER, INC.

In planning and performing our audit of the financial statements and supplementary schedules of Prestige Financial Center, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2008

END